

02003475

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TATES
...ANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL
RECEIVED
MAR 0 5 2002
354
WASH D.C.

SEC FILE NUMBER
8- 51231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE KELLEY GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 UNION STREET
(No. and Street)

NORFOLK	MA	02056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KELLEY (508) 528-6255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name — *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Mb 3-22-02

OATH OR AFFIRMATION

I, ROBERT KELLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE KELLEY GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KELLEY GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
The Kelley Group, Inc.
Norfolk, MA

We have audited the accompanying statement of financial condition of The Kelley Group, Inc. (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kelley Group, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2002

THE KELLEY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 19,506
Accounts receivable	3,911
Deposits	492
Equipment, at cost, less accumulated depreciation of $4,864	17,714
Total assets	$ 41,623

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Due from affiliate	$ 4,030
Dividends payable	2,000
Capital lease payable	12,902
Total liabilities	18,932
Shareholders' equity:	
Common stock, no par value, 10,000 shares authorized, 200 shares issued and outstanding	4,269
Retained earnings	18,422
Total shareholders' equity	22,691
Total liabilities and shareholders' equity	$ 41,623

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF INCOME

AS OF DECEMBER 31, 2001

Revenues:		
Enrollment presentations	$	31,655
Other income		3,182
Reimbursed travel income, net of travel expenses of $285		3,794
Total income		38,631
Expenses:		
Enrollment meeting expense	$	36,907
Interest expense		147
Legal and professional fees		7,672
Other operating expenses		9,380
Subcontractors		650
Total expenses		54,756
Net income (loss)	$	(16,125)

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2001	$ 4,269	$ -	$ 118,205	$ 122,474
Net income (loss)			(16,125)	(16,125)
Dividends			(83,658)	(83,658)
Balance at December 31, 2001	$ 4,269	$ -	$ 18,422	$ 22,691

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

STATEMENT OF CASH FLOWS

AS OF DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ (16,125)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,264
Decrease in accounts receivable	94,911
Decrease in due from officer's	12,658
Increase in deposits	(492)
Decrease in accounts payable, accrued expenses	(75,384)
Increase in due from affiliate	4,030
Increase in dividends payable	2,000
Total adjustments	40,987
Net cash provided by operating activities	24,862
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Principle payments under capital lease obligations	(3,276)
Dividends paid	(83,658)
Net cash used in financing activities	(86,934)
Net decrease in cash	(62,072)
Cash at beginning of year	81,578
Cash at end of year	$ 19,506
Supplemental cash flow disclosures:	
Interest payments	$ 147
Income tax payments	$ 456
Non-cash investing and financing activities:	
Equipment acquired through capital lease	$ 16,178

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

THE KELLEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1– SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Organization

The Company was incorporated in Massachusetts on October 16, 1997. It serves as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company provides the service of enrollment presentations for 401(k) providers.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charged to expense. Depreciation expense for 2001 was $3,264.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2– INCOME TAXES

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. Accordingly, the shareholders are taxed directly on their proportionate share of the Company's taxable income, or receive the benefit of losses.

THE KELLEY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2001

NOTE 3– NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $7,025 at December 31, 2001, which exceeded required net capital of $5,000 by $2,025. The ratio of aggregate indebtedness to net capital at December 31, 2001, was 269.5%.

NOTE 4– COMMITMENTS AND CONTINGENCIES

Capital Lease

The Company is a lessee under a capital lease of projector equipment expiring in March 2004. The total cost and accumulated depreciation of the projectors under capital lease was $16,178 and $1,984, respectively.

The future minimum lease payments under the capital lease are as follows at December 31, 2001:

Future minimum lease payments	$13,160
Less: amount representing interest	(258)
Present value of net minimum lease payments	$12,902

NOTE 5– RELATED PARTY TRANSACTIONS

The shareholders of The Kelley Group, Inc., are also shareholders of an affiliate company, Retirement Educators, Inc. The Company leases the projector equipment to Retirement Educators, Inc., at a monthly cost of $492. A total of $3,182 was paid for the year ending December 31, 2001.

Retirement Educators, Inc. is due $4,030 from The Kelley Group, Inc., for various expenses paid by the affiliate.

THE KELLEY GROUP, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

THE KELLEY GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 22,691
Total nonallowable assets from statement of financial condition	15,666
Net capital before haircuts on securities positions	7,025
Haircuts on securities	-
Net capital	$ 7,025
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 18,932
Total aggregate indebtedness	$ 18,932
Percentage of aggregate indebtedness to net capital	269.5%
Computation of basic net capital requirement:	
Minimum net capital required (12.5% of A.I.)	$ 1,262
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,025
Excess net capital at 1000%	$ 5,132

THE KELLEY GROUP, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/01	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/01
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 22,778	$ (87)	$ 22,691
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	7,431	8,235	15,666
Haircuts on securities	-	-	-
Total deductions	7,431	8,235	15,666
Net capital	$ 15,347	$ (8,322)	$ 7,025

SCHEDULE II

THE KELLEY GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
The Kelley Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Kelley Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2002